Joyland Brewing Holdings, Inc



ANNUAL REPORT

1300 Alden Rd

Orlando, FL 32803

0

https://ivanhoeparkbrewing.com

This Annual Report is dated April 28, 2025.

BUSINESS

Company Overview

Ivanhoe Park Brewing Co. is a successful craft brewery based in Central Florida, offering a diverse range of award-winning beers. From IPAs to stouts, lagers, and seasonal specialties, the brewery caters to the growing demand for unique, high-quality brews. Rooted in community engagement, Ivanhoe Park Brewing Co. has expanded from a local startup to a recognized brand with strong customer loyalty. The brewery operates multiple revenue streams, including taproom sales, distribution to bars and retail outlets, and hosting community events. With plans to expand its market reach and increase production capacity, the company is well-positioned for continued growth.

Corporate Summary

Joyland LLC purchased assets of the Ivanhoe brewery. Ivanhoe entity owns those assets. The raising entity, Delaware holding company, owns the existing LLC (Joyland Brewery) and a new LLC which holds the Ivanhoe Brewery Assets. The Company entered into a securities exchange with Joyland Brewing Brewing Company, LLC where each one (1) outstanding Unit of Membership interests of Joyland Brewing Company, LLC, shall be exchanged for 2,184.72974 share of Class A Voting Common Stock of the Company.

Previous Offerings

Name: Membership Units

Type of security sold: Equity

Final amount sold: $275,000.00

Number of Securities Sold: 184

Use of proceeds: Acquiring another brewery production facility, kitchen, and taproom

Date: July 01, 2024

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Class A Voting Common Stock

Final amount sold: $0.00

Use of proceeds: Agreement and Plan of Exchange

Date: October 17, 2024

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Circumstances which led to the performance of financial statements:

Revenue

Revenue increased 15% from $1,010,807 in fiscal year 2023 to $1,162,507 in fiscal year 2024.

Overall Tasting Room Sales increased 21.4% from $637,069 to $773,265, driven largely by the opening of our second location, Ivanhoe Park Lager House, near Camping World Stadium and and Inter & Co Stadium (Orlando City & Orlando Pride soccer teams), and an increase in our capacity to host private events. Tasting Room Sales for the original Ivanhoe Park Brewing Company location decreased 10% due to public works projects and private development that restricted access to the taproom and significantly reduced parking in the area. With public works projects scheduled to end in Jan. 2025 and private development of residential and commercial space projected to end in late 2025, we expect taproom sales at this location to first return to prior levels and then show growth due to additional residences within blocks of the taproom.

Distribution Sales (Kegged Beer Sales & Packaged Beer Sales) saw a healthy increase, rising 10.3% from $351,501 in 2023 to $387,694.10 in 2024. Kegged Beer Sales grew substantially more than packaged sales, highlighting the increasing demand for on-premise consumption. This signals new opportunities for expansion in taproom sales as well as on-premise distribution. Additionally, our commitment to enhancing the customer experience is evident through the success of private events. These positive trends underscore our resilience and adaptability in a dynamic market, setting the stage for future growth.

Cost of Sales

Cost of Sales for fiscal year 2024 was $395,028 compared to $375,304 in fiscal year 2023, reflecting a 5.3% increase versus a 15% increase in Revenue over the same time period.

Taproom Cost of Sales was slightly lower when removing Kitchen COGS. which increased significantly by the opening of our Ivanhoe Park Lager House location in June 2024 with a full-service kitchen. The investment in kitchen inventory & supplies added to Cost of Sales for several months during startup without producing proportional increases in Revenue. Food sales are expected to represent a significant increase in Revenue going forward, and allow us to attract more and larger private events.

Wholesale (Distribution) Cost of Sales rose proportionately with the increase in Wholesale Sales, despite rising raw material costs. Streamlining inventory management reduced raw materials on hand, and improving efficiencies in certain stages of production reduced waste and loss. These strategic improvements have not only reduced our overall Cost of Sales, as a percentage of Revenue, but also positioned us to continue delivering quality products more efficiently.

Gross Margins

Gross Margins increased 20.8% from $635,504 in fiscal year 2023 to $767,480 in fiscal year 2024. This was driven largely by additional Taproom Sales at our Ivanhoe Park Lager House location, which are higher margin transactions than Wholesale (Distribution) Sales. The relatively strong increase in Gross Margins indicates that our efforts to streamline operations and manage costs effectively are helping to maintain strong profitability even in the face of rising labor and raw materials costs. We see an immense opportunity to continue improving Revenue and Gross Margins via private events at Ivanhoe Park Lager House, which are more profitable due to advanced planning. The near-doubling of brewing capacity has allowed us to significantly reduce the amount of contracted production in favor of higher margin internal production at this new location.

Expenses

Operating Expenses for fiscal year 2023 were $800,748 compared to $1,275,689 in fiscal year 2024. This rise in expenses is largely attributed to the startup costs of acquiring and reopening a failed brewery as Ivanhoe Park Lager House. The key areas of increase were payroll wages & tax (for taproom, kitchen, & brewing staff), rent & utilities, and

job supplies to reopen this location & repair/maintain neglected equipment. Sales associated with this location rose steadily in the 6 months of operations in 2024 and are following an overall positive trend through 2025.

Other areas contributing to the increase include a notable uptick in insurance and labor costs, and repairs/maintenance to equipment at the original Ivanhoe Park Brewing Company location, caused by water and air quality degradation due to public works projects and private development.

A portion of these increases was offset by cost reductions from eliminating less profitable taproom events, reducing unnecessary meals & entertainment costs related to sales activities, and ending an unproductive marketing sponsorship with a local minor league sports team. This controlled approach to managing other expenses demonstrates our commitment to balancing growth with financial prudence.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue-generating. We are of the opinion that historical cash flows will not be fully indicative of the revenue and cash flows expected for the future due to our recent acquisition of another brewery with a tasting room and kitchen, which is expected to significantly boost both production capacity and customer engagement. Past cash was primarily generated through sales of our core beer products and equity investments. Our goal is to achieve sustained growth by diversifying our offerings, expanding distribution channels, and capitalizing on the newly acquired assets. Given the ongoing investments in scaling production, marketing, and integrating the new location, we anticipate a positive shift in future cash flows that is not entirely reflected in our historical data.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $142,856.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: SBA

Amount Owed: $496,170.00

Interest Rate: 3.75%

Maturity Date: April 17, 2050

The loan is subject to standard SBA security interests in Company assets.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Glenn Russell Closson

Glenn Russell Closson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder, CEO, and Principal Accounting Officer

Dates of Service: May, 2017 - Present

Responsibilities: As Co-Founder and CEO of Ivanhoe Park Brewing Company, Glenn spearheads the strategic vision and operational management of the brewery, driving growth and innovation while ensuring the highest quality of craft beer production. His leadership has positioned the company as a prominent player in the craft beer industry. Salary: 100,000

Other business experience in the past three years:

Employer: Your Part Time Controller

Title: Associate

Dates of Service: February, 2024 - Present

Responsibilities: Part time controller for various non-profit clients. Reviewing and Consulting on financials and strategic planning.

Other business experience in the past three years:

Employer: Real Capital Operations, LLC

Title: Controller

Dates of Service: July, 2023 - October, 2023

Responsibilities: Consultant Controller to help them through inventory audit and other tasks.

Name: Joshua Dustin Todd

Joshua Dustin Todd's current primary role is with Transcom Solutions . Joshua Dustin Todd currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director of Sales, Founder, & Board of Directors

Dates of Service: May, 2017 - Present

Responsibilities: Director of Sales & on Board of Directors

Other business experience in the past three years:

Employer: Transcom Solutions

Title: VP Strategic Partnerships

Dates of Service: January, 2022 - Present

Responsibilities: Managing account management department. Sales and follow up.

Name: Brian Matthew Gentile

Brian Matthew Gentile's current primary role is with KBP Brands. Brian Matthew Gentile currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: May, 2024 - Present

Responsibilities: Board Member and investor in IPBC.

Other business experience in the past three years:

Employer: KBP Brands

Title: Senior Vice President

Dates of Service: May, 2016 - Present

Responsibilities: Responsible for Operations of Restaurants

Name: Brian Scott Masters

Brian Scott Masters's current primary role is with Adventhealth. Brian Scott Masters currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: June, 2018 - Present

Responsibilities: Board Member

Other business experience in the past three years:

Employer: Adventhealth

Title: Doctor

Dates of Service: January, 2017 - Present

Responsibilities: Internal Medicine

Name: Joseph Phiilip Bowling Jr.

Joseph Phiilip Bowling Jr.'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer, Secretary, and Chairman of the Board

Dates of Service: August, 2017 - Present

Responsibilities: Responsible for improving operational efficiency and profitability, along with serving as a liason between the Board of Directors and day-to-day operations of the business.

Other business experience in the past three years:

Employer: Dell Technologies

Title: Sr. Manager, Presales Solution Architects

Dates of Service: December, 2000 - August, 2024

Responsibilities: Managed a team of sales engineers/presales architects supporting the sales organization that covered a set of enterprise customers in the Central US.

Name: Kelly Lynn Turenne

Kelly Lynn Turenne's current primary role is with Lockheed Martin Corporation . Kelly Lynn Turenne currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: November, 2024 - Present

Responsibilities: Board of Directors member, providing oversight to high level company decisions and operations.

Other business experience in the past three years:

Employer: Lockheed Martin Corporation

Title: Director of Legal

Dates of Service: September, 2020 - Present

Responsibilities: Oversee litigation, employment, government compliance and legal investigations for the RMS business area.

Name: Richard Scheitler

Richard Scheitler's current primary role is with Charlie's Produce. Richard Scheitler currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: July, 2017 - Present

Responsibilities: I am one of the founders and a Board member.

Other business experience in the past three years:

Employer: Charlie's Produce

Title: Chief Transformation Officer

Dates of Service: January, 2024 - Present

Responsibilities: I lead all the transformation and modernization efforts for the company.

Other business experience in the past three years:

Employer: Darigold

Title: Chief Transformation Officer and Chief Information Officer

Dates of Service: September, 2019 - December, 2023

Responsibilities: I lead all transformation and modernization efforts for the company and I also lead all of the technology, project/program management efforts as well as the continuous improvement program.

Name: James Crum

James Crum's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: June, 2017 - Present

Responsibilities: I am a board member

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Voting Common Stock

Stockholder Name: ABINBEVWHO, LLC. (100% owned & managed by Glenn Russell Closson)

Amount and nature of Beneficial ownership: 1,145,325

Percent of class: 23.0

RELATED PARTY TRANSACTIONS

Name of Entity: Glenn R. Closson II

Relationship to Company: Managing Member

Nature / amount of interest in the transaction: The company provided guaranteed monthly payments to Mr. Closson II.

Material Terms: Based on internal company records, the Related Party Payable balance was $24,445 and $107,679 as of December 31, 2023, and December 31, 202,4 respectively.

Name of Entity: Joseph P. Bowling Jr.

Relationship to Company: Board Member

Nature / amount of interest in the transaction: Mr. Bowling provided short-term loans in 2024 at 0% interest.

Material Terms: Based on internal company records, the Related Party Payable balance was $100,000 as of December 31, 2024.

OUR SECURITIES

The company has authorized Class A Voting Common Stock, and Class B Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 617,500 of Class B Non-Voting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 5,000,000 with a total of 5,000,000 outstanding.

Voting Rights

one vote per share

Material Rights

There are no material rights associated with Class A Voting Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 1,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

PLEASE BE AWARE, the alcohol beverage industry is subject to extensive federal and state regulations. These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee. Please see provision 6(g) in the Subscription Agreement.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the

securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Class B Non-Voting Common Stock in the amount of up to 1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety

issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with No Voting Rights The Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Class B Non-Voting Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits Joyland Brewing Company, LLC was formed on June 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Joyland Brewing Company, LLC has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible

that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. The alcohol beverage industry is subject to extensive federal and state regulations regarding the ownership structure of alcoholic beverage companies. These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering, you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee. Our failure to comply with governmental regulations could adversely affect our business. The alcohol beverage business is subject to extensive federal, state,

local and foreign laws and treaties, including, but not limited to, those related to: • building construction and zoning requirements; • environmental matters; • health and safety codes; • liquor sales; • the preparation, labeling and sale of alchohol; and • employment. Our operations are subject to regulation under state and local laws, including business, health, fire and safety codes. Also, various federal and state labor laws will govern our operations and our relationship with our employees, including minimum wage, overtime, accommodation and working conditions, benefits, citizenship requirements, insurance matters, workers' compensation, disability laws such as the Federal Americans with Disabilities Act, the Federal Affordable Care Act, child labor laws and anti-discrimination laws. We will specifically rely on liquor licenses to operate our Breweries, and to manufacture, sell and distribute our products. While we believe we can operate in substantial compliance with these laws, they are complex. As a result, regulatory risks are inherent in our operation. Although we believe that compliance with these laws will not have a material effect on our operations, there can be no assurance that we will not experience material difficulties or failures with respect to compliance. Our failure to comply with these laws could result in required renovations to our facility litigation, fines, penalties, judgments or other sanctions including the temporary suspension of operations or a delay in construction or opening of the Brewery, any of which could adversely affect our business, operations and our reputation. In addition, our inability to obtain, or loss of, one or more liquor licenses would have an adverse effect on our business. In addition, we cannot assure you that these and other governmental regulations applicable to our industry will not change or become more stringent. Moreover, because these laws and regulations are subject to interpretation, we may not be able to predict when and to what extent liability may arise. Additionally, due to increasing public concern over alcoholrelated societal problems, including driving while intoxicated, underage drinking, alcoholism and health consequences from the abuse of alcohol, various levels of government may seek to impose additional restrictions or limits on advertising or other marketing activities promoting alcoholic beverage products. Failure to comply with any of the current or future regulations and requirements relating to our industry and products could result in monetary penalties, suspension or even revocation of our licenses and permits. Costs of compliance with changes in regulations could be significant and could harm our business, as we could find it necessary to raise our prices in order to maintain profit margins, which could lower the demand for our products and reduce our sales and profit potential. Also, the distribution of alcoholic beverage products is subject to extensive taxation, including, but not limited to, import taxes. An increase in taxes could significantly harm our sales revenue and margins, both through the reduction of overall consumption and by encouraging consumers to switch to lower-taxed categories of alcoholic beverages. Regulatory requirements are cumbersome and expensive. Each state in the United States has stringent government regulations controlling the marketing, sale, and distribution of alcoholic beverages. We may be required to obtain permits, licenses, or obtain approval from-and to pay fees, taxes, or duties to-a variety of state governmental agencies. These regulatory requirements can be costly and may hinder our ability to market and sell our products and operate efficiently. Customer preferences and store traffic could be negatively impacted by health concerns about the consumption of our products. Customer preferences and store traffic could be impacted by health concerns about the consumption of our products and could adversely affect sales. Negative publicity about ingredients, poor quality, injury, health concerns or allergens could cause customers to shift their preferences. This could adversely affect the demand for our products and result in a decrease in customer traffic at our Brewery, Tasting Rooms and/or product sales. Contamination of our products and/or counterfeit or confusingly similar products could harm the image and integrity of, or decrease customer support for, our brand and decrease our sales. The success of our brand depends upon the positive image that consumers have of it. Contamination, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for our brand, could affect the demand for our products. Contaminants in raw materials purchased from third parties and used in the production of our products or defects in the manufacturing could lead to low quality as well as illness among, or injury to, consumers of our products and could result in reduced sales. We may also be required to recall products in the event of contamination or damage. Also, to the extent that third parties sell products that are either counterfeit versions of our brand or brands that look like our brand, consumers of our brand could confuse our products with products that they consider inferior. This could cause them to refrain from purchasing our brand in the future and in turn could impair our brand equity and adversely affect our sales and operations. We face substantial competition in our industry and many factors may prevent us from competing successfully The market for craft breweries is highly competitive. The Company expects to face additional competition from its existing competitors, as well as new market entrants in the future. The Company's current and potential competitors vary by size, product offerings and geographic region. These competitors may elect to partner with each other or with focused companies like the Company to grow their businesses. Some of these competitors have more personnel and significantly more cash resources than the Company. Many of the Company's current and potential competitors have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, greater brand recognition, and more established relationships in the industry than the Company does. There is no assurance that the Company will be able to successfully compete with these competitors. It is also possible that new competitors or alliances among existing competitors may emerge and rapidly acquire significant market share. Increased competition may result in price reductions, reduced gross margins and inability to secure market share, any of which could materially adversely affect the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not materially and adversely affect its business, operating results and financial condition. These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering, you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2025.

Joyland Brewing Holdings, Inc

By   /s/ *Glenn Russell Closson*

Name: Joyland Brewing Holdings, Inc

Title: CEO, Director and principal accounting officer

Exhibit A

FINANCIAL STATEMENTS



Joyland Brewing Holdings, Inc.
(the "Company")
a Delaware Corporation

Consolidated Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS



www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Joyland Brewing Holdings, Inc., Management

We have reviewed the accompanying financial statements of Joyland Brewing Holdings, Inc., (the Company) which comprise the statement of financial position as of December 31, 2024 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on Going Concern:
As discussed in Note 1, certain conditions and events raise concerns regarding the Company's ability to continue as a going concern in the near term. Management has addressed these matters in Note 1, along with its plans to mitigate the uncertainty. The accompanying financial statements have been prepared on a going concern basis and do not include any adjustments that might result if the Company were unable to continue its operations. Our conclusion is not modified with respect to this matter.

Emphasis of Matter on Predecessor Entity:
Joyland Brewing Company, LLC, doing business as "Ivanhoe Park Brewing Co.," was formed on June 9, 2017, in the State of Florida. As a predecessor entity, it will continue to operate as a subsidiary of the Company following the Company's inception.

RNB Capital LLC

Tamarac, FL 33321
April 16, 2025

JOYLAND BREWING HOLDINGS INC.
STATEMENT OF FINANCIAL POSITION (BALANCE SHEET)

		As of December 31,	
		2024	**2023**
		(Post-Consolidation)	(Pre-Consolidation)
ASSETS			
Current Assets:			
Cash & cash equivalents	$	142,856	67,906
Accounts Receivable		8,679	6,699
Inventory		396,098	384,321
Other Current Assets		77,161	41,111
Total Current Assets	$	624,794	500,037
Non-Current Assets:			
Fixed Assets - net	$	759,534	725,846
Deposits		131,048	110,800
Right of Use Assets		816,558	210,659
Other Assets		11,569	12,020
Total Non-Current Assets	$	1,718,708	1,059,324
TOTAL ASSETS	$	2,343,502	1,559,361
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	137,856	78,479
Credit Cards		147,218	112,443
Line of Credit		46,348	-
Due to Related Party		207,679	28,445
Loans Payable-Current portion		13,395	12,903
Short Term Lease Liability		286,204	105,533
Other Current Liabilities		62,653	24,048
Total Current Liabilities	$	901,354	361,851
Non-Current Liabilities:			
Loans Payable	$	464,277	483,267
Accrued Interest		50,374	33,194
Lease Liability		561,426	126,883
Other Non-current Liabilities		-	-
Total Non-Current Liabilities	$	1,076,077	643,343
TOTAL LIABILITIES	$	1,977,431	1,005,194
EQUITY			
Member's Capital	$	-	2,054,745
Common Stock		500	-
Additional Paid-in Capital		2,504,245	-
Retained earnings (Deficit)		(2,138,674)	(1,500,578)
TOTAL EQUITY	$	366,071	554,167
TOTAL LIABILITIES AND EQUITY	$	2,343,502	1,559,361

See Accompanying Notes to these Unaudited Financial Statements

JOYLAND BREWING HOLDINGS INC.
STATEMENT OF OPERATIONS

		Year Ended December 31,	
		2024	**2024**
		(Post-Consolidation)	(Pre-Consolidation)
Revenues			
Sales	$	1,162,507	1,010,807
Cost of Goods Sold		395,028	375,304
Gross Profit		767,480	635,504
Operating Expenses			
Advertising & Marketing	$	68,243	57,344
Payroll		404,931	276,845
Taxes & Licenses		20,652	17,240
Rent and Lease		194,776	132,206
General and Administrative		318,996	263,176
Depreciation Expense		267,641	52,000
Amortization Expense		451	1,937
Total Operating Expenses		1,275,689	800,748
Total Loss from Operations		(508,210)	(165,244)
Other (Expense)			
Misc Income	$	20,600	205
Interest Expense		(17,181)	(17,655)
Bank Fees		(33,305)	(28,884)
Misc Expense		(100,000)	(100,000)
Total Other Income (Expense)		(129,886)	(146,334)
Net Income (Loss)	$	(638,096)	(311,579)

See Accompanying Notes to these Unaudited Financial Statements

JOYLAND BREWING HOLDINGS INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Member's Capital		Common Stock		APIC	Retained earnings	Total Shareholders'
	Units	$ Amount	# of Shares	$ Amount		(Deficit)	Equity
Beginning balance at 12/31/2022	-	2,054,745	-	-	-	(1,188,999)	865,746
Contribution			-	-	-	-	-
Net income (loss)	-	-	-	-	-	(311,579)	(311,579)
Ending balance at 12/31/2023	-	2,054,745	-	-	-	(1,500,578)	554,167
LLC Consolidation to Corporation	-	(2,054,745)	-	-	-	-	(2,054,745)
Issuance of Common Stock	-	-	5,000,000	500	-	-	500
Additional Paid in Capital	-	-	-	-	2,504,245	-	2,504,245
Net income (loss)	-	-	-	-	-	(638,096)	(638,096)
Ending balance at 12/31/24	-	-	5,000,000	500	2,504,245	(2,138,674)	366,071

See Accompanying Notes to these Unaudited Financial Statements

JOYLAND BREWING HOLDINGS INC.
STATEMENT OF CASH FLOWS

		Year Ended December 31,	
		2024	**2023**
		(Post-Consolidation)	(Pre-Consolidation)
OPERATING ACTIVITIES			
Net Loss	$	(638,096)	(311,579)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Depreciation Expense		267,641	52,000
Amortization Expense		451	1,937
(Increase) Decrease in Assets			
Accounts Receivable		(1,980)	23,217
Inventory		(11,776)	15,016
Other Current Assets		(36,050)	(5,831)
Deposits		(20,248)	10,953
Right of Use Assets		(605,900)	92,603
Other Assets		-	-
Increase (Decrease) in Liabilities			
Accounts Payable		59,377	(58,171)
Other Current Liabilities		38,605	(10,857)
Accrued Interest		17,181	3,135
Lease Liability		615,214	(100,911)
Other Non-current Liabilities		-	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		322,516	23,092
Net Cash provided by (used in) Operating Activities		(315,580)	(288,487)
INVESTING ACTIVITIES			
Fixed Assets (Acquisition) Disposal	$	(301,329)	201,400
Net Cash used in Investing Activities		(301,329)	201,400
FINANCING ACTIVITIES			
Proceeds from (Payments) for Loans	$	(18,498)	(0)
Proceeds from (Payments) for Credit Cards		34,776	83,861
Proceeds from (Payments) for Line of Credit		46,348	-
Proceeds from Related Party		179,234	(917)
LLC Consolidation to Corporation		(2,054,745)	-
Issuance of Capital		2,504,745	-
Net Cash provided by Financing Activities		691,859	82,944
Cash at the beginning of period		67,906	72,049
Net Cash increase (decrease) for period		74,950	(4,143)
Cash at end of period		142,856	67,906

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Joyland Brewing Company, LLC, dba Ivanhoe Park Brewing Co., was formed in Florida on June 9, 2017.

As part of a strategic restructuring aimed at supporting future growth and attracting investment, Joyland Brewing Holdings Inc. ("the Company") was incorporated in the State of Delaware on November 12, 2024, to serve as the parent company overseeing the operations of its subsidiaries, including Joyland Brewing Company, LLC and Ivanhoe Park Lager House, LLC, which was rebranded from a previously acquired brewing business.

The Company plans to generate revenue through both subsidiaries. Joyland Brewing Company, LLC will continue its core operations of producing and selling craft beer in both packaged and draft formats, while also generating revenue through tasting room sales, merchandise, and events. Ivanhoe Park Lager House operates as a full-service kitchen and bar, earning revenue from food and beverage sales as well as special programming.

The headquarters of the Company and its subsidiaries remain in Orlando, Florida, with a customer base primarily located in Central Florida and plans for regional expansion in the future.

In 2025, a key initiative for Joyland Brewing Holdings Inc. is to launch a Regulation CF crowdfunding campaign to raise capital and support its next phase of growth.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high creditworthiness. The Company's management plans to assess the financial strength and creditworthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations through the continuing operations of its subsidiary Joyland Brewing Company, LLC and the commencement of Ivanhoe Park Lager House, LLC's operations and has still realized losses since inception and may continue to generate losses. In response, management has undertaken strategic initiatives aimed at improving financial performance and liquidity. The incorporation of Joyland Brewing Holdings Inc. represents an initial step in a broader restructuring plan intended to support operational growth and facilitate future capital raising. In 2024, the Company expanded its operations through its subsidiaries, including the continued operations of Joyland Brewing Company, LLC and the launch of Ivanhoe Park Lager House, LLC. The new location associated with Ivanhoe Park Lager House, LLC provided enhanced facilities and expanded product and

service offerings which contributed to improved production margins, greater inventory control, and reduced storage and distribution costs. As a result of these efforts, the Company reported a 40% increase in revenue for the first quarter of 2025 compared to the same period in 2024. The Company views the improved financial indicators as an early sign of continued growth and remains confident that this trend can be sustained through a strategic focus on brand expansion and strengthening community engagement.

However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities..

Basis of Consolidation

As of December 31, 2023, the financial statements reflected the operations of Joyland Brewing Company, LLC, dba Ivanhoe Park Brewing Co., which was the only operating entity at that time.

The financial statements as of December 31, 2024 of the Company already include the consolidated results of its wholly owned subsidiaries: Joyland Brewing Company, LLC and Ivanhoe Park Lager House, LLC. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The Company had $142,856 in cash as of December 31, 2024, and $67,906 as of December 31, 2023.

Accounts Receivable

Trade receivables represent uncollateralized amounts due from customers under standard trade terms. These receivables are recorded at the invoiced amount. Payments are usually applied to the specific invoices identified in the customer's remittance advice, or if not specified, to the oldest outstanding balances. While payments are generally collected upfront, some merchants through whom the Company sells its products may remit funds on a delayed basis, collecting payment from the customer first, then transferring it to the Company within the agreed credit period of 10 to 30 days.

Inventory

Inventory consisted primarily of raw materials, inventory in-transit and finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory balance prior to consolidation and as of December 31, 2024 and 2023 are as follows:

	2024	2023
	(Post-Consolidation)	(Pre-Consolidation)
Raw Materials	7,796	15,300
Work In Progress	6,051	5,572
Finished Goods	382,250	363,449
Total	**396,098**	**384,321**

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2024	2023
		(Post-Consolidation)	(Pre-Consolidation)
Equipment	7-39	883,480	582,151
Leasehold Improvements	7-39	701,558	701,558
Less Accumulated Depreciation		(825,505)	(557,864)
Totals		**759,534**	**725,846**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues from two primary streams: (1) direct sales of beer, food, and beverages at its taproom locations, including Ivanhoe Park Lager House and Ivanhoe Park Brewing Co., and (2) distribution sales to third-party distributors.

The Company's payments are generally collected at the point of sale for taproom transactions, while distribution sales are performed on credit, with payment terms of Net 10 and Net 30, respectively.

The Company's primary performance obligation is the delivery of food and beverages to customers at the taproom or the transfer of beer products to distributors.Revenue is recognized at the point in time when the performance obligation is satisfied, either upon sale and delivery to the customer at the taproom or upon pickup by the distributor, when ownership transfers.

Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (with a corresponding adjustment to cost of sales) for its right to recover products from customers upon settlement of any refund liability.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Payroll Expenses

The amount of salaries and wages paid to employees in exchange for services rendered to the Company. The employees had an employer-employee relationship with the Company as of the reporting period.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company's primary tax jurisdictions are the United States and Delaware. The Company has incurred cumulative losses since inception and has not recorded any current income tax expense for the years ended December 31, 2024.

The Company has already filed its tax returns as of the date of these financials.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During 2024, the Company received additional funding from its two shareholders to support operating capital needs. These funds are non-interest-bearing and do not have fixed repayment terms. However, management intends to repay the amounts as cash flow permits, with the goal of full repayment by the end of 2025.

The outstanding balance of these liabilities increased from $28,445 at the end of 2023 to $207,679 as of December 31, 2024.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

As of December 31, 2024, the lease entered into by the Company's subsidiary Joyland Brewing Company, LLC for the premises located at 1300 Alden Road in Orlando, Florida remained in effect. The lease was originally executed on August 14, 2017, for approximately 4,000 square feet of commercial space under an eight-year term, as subsequently amended. The lease commenced on March 1, 2018, and is scheduled to expire on February 28, 2026.

In 2024, that same subsidiary entered into a new lease agreement for approximately 14,048 square feet of real property and associated buildings located on Orange Blossom Trail in Orlando, Florida. The lease commenced on May 28, 2024, and has an initial term of five years. The agreement includes an option to renew for an additional five-year term, with renewal terms to be negotiated at the time of exercise.

Details of the lease is summarized below:

	2024	2023
	(Post-Consolidation)	(Pre-Consolidation)
Lease expense		
Finance lease expense		
Amortization of ROU assets	-	-
Interest on lease liabilities	-	-
Operating lease expense	194,776	100,358
Variable lease expense	-	
Total	**194,776**	**100,358**
Other Information		
Operating cash flows from operating leases	179,583	108,667
ROU assets obtained in exchange for new operating lease liabilities	789,930	-
Weighted-average remaining lease term in years for finance leases	-	-
Weighted-average remaining lease term in years for operating leases	4	2
Weighted-average discount rate for finance leases	-	-

		Operating	
Weighted-average discount rate for operating leases		0.42%	2.78%
Maturity Analysis		Operating	
	2025-12	288,100	
	2026-12	203,485	110,400
	2027-12	171,822	110,400
	2028-12	171,822	18,400
	Thereafter	14,318	-
Total undiscounted cash flows		849,547	239,200
Less: present value discount		(1,917)	(6,785)
Total lease liabilities		847,630	232,415

NOTE 5 – LIABILITIES AND DEBT

As of December 31, 2024, the loans entered into by the Company's subsidiary, Joyland Brewing Company, LLC, on April 17, 2020, remained outstanding. The subsidiary entered into two loan agreements with the U.S. Small Business Administration (SBA) totaling a principal amount of $496,170. The loans carry an interest rate of 3.75% and have a term of 30 years, with a maturity date of April 17, 2050.

Further details of the loans are as follows:

					For the Year Ended December 31,2024 (Post-Consolidation)		
Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
SBA Loan 1	248,200	3.75%	4/17/2050	6,083	228,807	234,890	-
SBA Loan 2	247,970	3.75%	4/17/2050	7,312	235,470	242,782	-
Total SBA Loans	**496,170**			**13,395**	**464,277**	**477,672**	**50,374**

		For the Period Ended December 31, 2023 (Pre-Consolidation)		
Debt Instrument Name	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
SBA Loan 1	5,860	242,340	248,200	-
SBA Loan 2	7,043	240,927	247,970	-
Total SBA Loans	**12,903**	**483,267**	**496,170**	**33,194**

5 Year Debt Maturities

	Amount
2025	13,395
2026	13,906
2027	14,437
2028	14,988
2029	15,559
2030 and Beyond	405,386
Totals	**477,672**

NOTE 6 – EQUITY

The Company is authorized to issue 6,000,000 shares of common stock, consisting of 5,000,000 shares of Class A voting common stock and 1,000,000 shares of Class B non-voting common stock, each with a par value of $0.00001 per share. As of December 31, 2024, 5,000,000 shares of Class A common stock were issued and outstanding.

Voting Rights: Only holders of Class A common stock are entitled to one vote per share on matters submitted to a vote of the stockholders.

Conversion: At the discretion of the Board of Directors, Class B common stock may be converted into Class A common stock on a one-for-one basis.

Dividends: Holders of common stock are entitled to receive dividends when, and if, declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 16, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

CERTIFICATION

I, Glenn Russell Closson, Principal Executive Officer of Joyland Brewing Holdings, Inc, hereby certify that the financial statements of Joyland Brewing Holdings, Inc included in this Report are true and complete in all material respects.

Glenn Russell Closson

CEO, Director and principal accounting officer